                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $15,479

COST OF OPERATION                                           14,835

OPERATING INCOME                                               644

NONOPERATING INCOME                                            679

INCOME BEFORE INTEREST CHARGES                               1,323

INTEREST CHARGES - to Parent Company                            12

INCOME BEFORE FEDERAL INCOME TAXES                           1,311

FEDERAL INCOME TAXES                                           710

NET INCOME                                                 $   601



                    STATEMENT OF RETAINED EARNINGS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $  7

NET INCOME                                                     601

CASH DIVIDENDS DECLARED                                        408

BALANCE AT END OF PERIOD                                      $200


The common stock of the Company is wholly owned by Ohio Power Company.

                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         September 30,
                                                             1996
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $70,918
  Construction Work in Progress                                   2
         Total Mining Plant                                  70,920
  Accumulated Depreciation and Amortization                  50,490

         NET MINING PLANT                                    20,430

CURRENT ASSETS:
  Cash and Cash Equivalents                                  33,802
  Accounts Receivable:
    General                                                   1,941
    Affiliated Companies                                      2,331
  Coal                                                          136
  Materials and Supplies                                      8,453
  Other                                                       1,631

         TOTAL CURRENT ASSETS                                48,294

DEFERRED INCOME TAXES                                        19,920

REGULATORY ASSETS                                             1,846

DEFERRED CHARGES                                                218

           TOTAL                                            $90,708

                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        September 30,
                                                            1996
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                            $     7
  Retained Earnings                                            200

         TOTAL SHAREHOLDER'S EQUITY                            207

LONG-TERM DEBT:
  Finance Obligations                                          312
  Advances from Parent Company                               1,500

         TOTAL LONG-TERM DEBT                                1,812

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           7,240
  Operating Reserves                                        33,103

         TOTAL OTHER NONCURRENT LIABILITIES                 40,343

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           104
  Accounts Payable                                           2,403
  Dividends Declared                                        20,370
  Taxes Accrued                                              2,536
  Accrued Reclamation Costs                                  2,505
  Workers' Compensation Claims                               1,405
  Obligations Under Capital Leases                           3,233
  Other                                                      2,450

         TOTAL CURRENT LIABILITIES                          35,006

REGULATORY LIABILITIES AND DEFERRED CREDITS                 13,340

           TOTAL                                           $90,708

                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.

   In September 1996, the Company was granted permission to reduce the par value of its authorized common shares from $100 per share to $0.10 per share, thereby reducing its stated capital from $6.9 million to $6,900. Also the Company was granted permission to return to its parent $19,962,000 out of capital surplus through December 31, 1998. The HCAR Release No. 26573 authorizes this return of capital. On October 1, 1996 the Company returned $19,662,000 to its parent out of capital along with a $408,000 dividend from retained earnings.

                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                    (in thousands, except as noted)
                                                                                                       July through
                                                                                                         September
                                                                                                           1996
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $  6,900
            Paid-in Capital (excluding item D and item G)                                                     450
                                                                                                            7,350
       B. Rate of Return Allowable per HCAR No. 22770:
            12.81% per annum, 3.2025% per quarter                                                         .032025

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $    236
            2. Year-to-Date                                                                              $    706

       D. Equity Investment - January 1983 (Preparation Plant)                                           $  6,431

       E. Rate of Return Allowable per HCAR No. 22770:
            11.90% per annum, 2.975% per quarter                                                           .02975

       F. Earnings Allowable: (re investment in item D)
            1. Current Quarter                                                                           $    190
            2. Year-to-Date                                                                              $    574

       G. Equity Investment - January 1983 (Other Assets)                                                $  6,188

       H. Rate of Return Allowable per HCAR No. 22770:
            11.26% per annum, 2.815% per quarter                                                           .02815

       I. Earnings Allowable: (re investment in item G)
            1. Current Quarter                                                                           $    175
            2. Year-to-Date                                                                              $    523

       J. Total Earnings Allowable:
            1. Current Quarter (C.1. + F.1. + I.1.)                                                      $    601
            2. Year-to-Date (C.2. + F.2. + I.2.)                                                         $  1,803

       K. Net Income per Statement of Income                                                             $    601
            Add: Interest Charges                                                                              12
            Less: Nonoperating Income                                                                         679

       L. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    (66)
            2. Year-to-Date                                                                              $   (413)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 15,545

       B. Add: Cost-of-Capital Billing Adder as Applied per L. 1. of Section I                                (66)

       C. Cost Applicable to Current Quarter Coal Billings                                                 15,479
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    1,516
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 13,963

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                253,724

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $55.03

(a)    As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.
/TABLE

                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996


                                                       (in thousands)

Direct Labor-UMW*                                          $   294
Indirect Labor-UMW*                                          1,507
Benefits-UMW*                                                1,549
Salaries and Benefits-Nonunion                               1,098
Operating Supplies                                           1,571
Repair Parts and Materials                                     964
Electricity and Other Utilities                                570
Outside Services-Maintenance, Haulage and Reclamation          355
Taxes Other Than Federal Income Taxes**                        476
Rental of Equipment                                          2,022
Depreciation, Depletion and Amortization                     4,735
Mining Cost Normalization***                                (2,147)
Reclamation Cost-Net                                          (134)
Other Production Costs                                       2,014

Subtotal                                                    14,874

Transfers of Production Costs (to)/from Coal Inventory         (39)

          Total                                            $14,835

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the remainder of the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           September 30, 1996
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -       $   324

Mining Structures and Equipment       62,648     48,355     14,293

Coal Interests (net of depletion)      5,654       -         5,654

Mine Development Costs                 2,292      2,135        157

    Total Mining Plant
      in Service                     $70,918    $50,490    $20,428

                      SOUTHERN OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996



                               CONTENTS

                                                                 Page

  Statements of Income and Retained Earnings                     1

  Balance Sheets                                                2-3

  Information Concerning Mine Operations and
    Capital Improvements                                         4

  Calculation of Cost of Capital and
    Statement of Cost of Commercial Coal Sold and Shipped        5

  Statement of Cost of Operation                                 6

  Analysis of Mining Plant in Service                            7

                      SOUTHERN OHIO COAL COMPANY
                          STATEMENT OF INCOME
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES - Sales to Parent                       $44,388

COST OF OPERATION                                           38,192

OPERATING INCOME                                             6,196

INTEREST CHARGES                                             1,362

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 4,834

FEDERAL INCOME TAXES ON OPERATIONS                           2,818

NET INCOME FROM OPERATIONS                                   2,016

NONOPERATING INCOME                                            576

NET INCOME                                                 $ 2,592



                    STATEMENT OF RETAINED EARNINGS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,199

NET INCOME                                                   2,592

CASH DIVIDENDS DECLARED                                      1,727

BALANCE AT END OF PERIOD                                   $24,064


The common stock of the Company is wholly owned by Ohio Power Company.

                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         September 30,
                                                             1996
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $362,832
  Construction Work in Progress                                   9
         Total Mining Plant                                 362,841
  Accumulated Depreciation and Amortization                 191,678

         NET MINING PLANT                                   171,163

OTHER PROPERTY AND INVESTMENTS                               61,739

CURRENT ASSETS:
  Cash and Cash Equivalents                                  35,687
  Accounts Receivable:
    General                                                   4,667
    Insurance                                                13,079
    Affiliated Companies                                      6,917
  Coal                                                        1,242
  Materials and Supplies                                     10,007
  Other                                                       3,023

         TOTAL CURRENT ASSETS                                74,622

REGULATORY ASSETS                                            58,428

DEFERRED CHARGES                                              3,893

           TOTAL                                           $369,845

                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        September 30,
                                                            1996
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     81,834
  Retained Earnings                                         24,064

         TOTAL SHAREHOLDER'S EQUITY                        115,899

LONG-TERM DEBT - Notes Payable to Banks                     61,681

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          20,650
  Operating Reserves                                        44,021

         TOTAL OTHER NONCURRENT LIABILITIES                 64,671

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        20,000
  Short-term Debt - Notes Payable to Parent                  2,500
  Accounts Payable                                           5,556
  Dividends Declared                                        22,586
  Accrued Vacation Pay                                       3,131
  Workers' Compensation Claims                               9,079
  Obligations Under Capital Leases                           9,046
  Other                                                      6,446

         TOTAL CURRENT LIABILITIES                          78,344

DEFERRED INCOME TAXES                                       47,685

DEFERRED CREDITS                                             1,565

           TOTAL                                          $369,845

                      SOUTHERN OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996

  There were no significant changes with regard to the Company's operations and mining plant during the quarter.

  In September 1996, the Company was granted permission to return to its parent up to $68,000,000 out of capital surplus through December 31, 1998. The HCAR Release No. 26573 authorizes this return of capital. On October 1, 1996 the Company returned $22,586,000 to its parent.

                      SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                    (in thousands, except as noted)
                                                                                                       July through
                                                                                                         September
                                                                                                           1996
  I. Calculation of Cost-of-Capital Compensation:
       A. Investment at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         9,996
            Other Paid-in Capital (excluding item D and item G)                                            55,233
                                                                                                           65,234
       B. Rate of Return Allowable per HCAR Nos. 20515 and
            21008: 12.11% per annum, 3.0275% per quarter                                                  .030275

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $  1,975
            2. Year-to-Date                                                                              $  5,923

       D. Equity Investment for the months of June 1981, December 1981 and September 1982                $ 26,240

       E. Rate of Return Allowable per HCAR Nos. 21008, 21537,
            22129 and 22401: 12.04% per annum, 3.01% per quarter                                            .0301

       F. Earnings Allowable: (re investment in item D)
            1. Current Quarter                                                                           $    789
            2. Year-to-Date                                                                              $  2,373

       G. Equity Investment for the months of March 1982, June 1982 and December 1982                    $ 21,220

       H. Rate of Return Allowable per HCAR Nos. 21008, 21537,
            22129 and 22401: 13.58% per annum, 3.395% per quarter                                          .03395

       I. Earnings Allowable: (re investment in item G)
            1. Current Quarter                                                                           $    721
            2. Year-to-Date                                                                              $  2,161

       J. Total Earnings Allowable:
            1. Current Quarter (C.1. + F.1. + I.1.)                                                      $  3,485
            2. Year-to-Date (C.2. + F.2. + I.2.)                                                         $ 10,457

       K. Net Income per Statement of Income (a)                                                         $  2,592
            Add: Interest Charges                                                                           1,362
            Less: Nonoperating Income                                                                         576

       L. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $  3,378
            2. Year-to-Date                                                                              $ 10,751

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $ 41,010

       B. Add: Cost-of-Capital Billing Adder as Applied per L. 1. of Section I                              3,378

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                                 $ 44,388

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,213,087

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $36.59

(a)   The Company sold its Martinka mining division and most of the Martinka related coal reserves to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased mining coal effective July 1, 1992.  All results associated with the Martinka division since then are billed to the Parent Company, Ohio Power Company, eliminating any earnings effect to the
      Company.
(b)   As represented by "Cost of Operation" plus "Federal Income Taxes On Operations" reported in Statement of
      Income.
/TABLE

                      SOUTHERN OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996


                                                       (in thousands)

Direct Labor-UMW*                                         $  1,330
Indirect Labor-UMW*                                          4,907
Benefits-UMW*                                                4,591
Salaries and Benefits-Nonunion                               4,791
Operating Supplies                                           3,670
Repair Parts and Materials                                   6,307
Electricity and Other Utilities                              1,523
Outside Services-Maintenance, Haulage and Reclamation        4,221
Taxes Other Than Federal Income Taxes**                      1,933
Rental of Equipment                                          3,963
Depreciation, Depletion and Amortization                     5,050
Mining Cost Normalization***                               (11,141)
Other Production Costs                                       7,063

Subtotal                                                    38,208

Transfers of Production Costs (to)/from Coal Inventory         (16)

          Total                                            $38,192

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the remainder of the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

                      SOUTHERN OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           September 30, 1996
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,386   $   -      $  7,386

Mining Structures and Equipment      217,172    136,290     80,882

Coal Interests (net of depletion)      4,125       -         4,125

Mine Development Costs               134,149     55,388     78,761

    Total Mining Plant
      in Service                    $362,832   $191,678   $171,154

                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996



                               CONTENTS

                                                                 Page

  Statements of Income and Retained Earnings                     1

  Balance Sheets                                                2-3

  Information Concerning Mine Operations and
    Capital Improvements                                         4

  Calculation of Cost of Capital and
    Statement of Cost of Commercial Coal Sold and Shipped        5

  Statement of Cost of Operation                                 6

  Analysis of Mining Plant in Service                            7

                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $19,934

COST OF OPERATION                                           19,502

OPERATING INCOME                                               432

NONOPERATING INCOME                                             42

INCOME BEFORE INTEREST CHARGES                                 474

INTEREST CHARGES - to Parent Company                             5

INCOME BEFORE FEDERAL INCOME TAXES                             469

FEDERAL INCOME TAXES                                           128

NET INCOME                                                 $   341



                    STATEMENT OF RETAINED EARNINGS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $586

NET INCOME                                                     341

BALANCE AT END OF PERIOD                                      $927


The common stock of the Company is wholly owned by Ohio Power Company.

                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         September 30,
                                                             1996
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $60,071
  Construction Work in Progress                                 132
         Total Mining Plant                                  60,203
  Accumulated Depreciation and Amortization                  29,727

         NET MINING PLANT                                    30,476

CURRENT ASSETS:
  Cash and Cash Equivalents                                      15
  Accounts Receivable:
    General                                                   3,327
    Affiliated Companies                                      5,019
  Coal                                                          822
  Materials and Supplies                                      3,766
  Other                                                         330

         TOTAL CURRENT ASSETS                                13,279

REGULATORY ASSETS                                             1,772

DEFERRED CHARGES                                                450

           TOTAL                                            $45,977

                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                        September 30,
                                                            1996
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $100:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $   406
  Paid-in Capital                                           10,470
  Retained Earnings                                            927

         TOTAL SHAREHOLDER'S EQUITY                         11,803

LONG-TERM DEBT:
  Finance Obligations                                        7,853
  Advances from Parent Company                                 225

         TOTAL LONG-TERM DEBT                                8,078

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           1,475
  Operating Reserves                                        13,785

         TOTAL OTHER NONCURRENT LIABILITIES                 15,260

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           570
  Accounts Payable:
    General                                                  1,776
    Affiliated Companies                                       218
  Accrued Vacation Pay                                         685
  Workers' Compensation Claims                               2,490
  Obligations Under Capital Leases                             829
  Other                                                        652

         TOTAL CURRENT LIABILITIES                           7,220

REGULATORY LIABILITIES                                       2,469

DEFERRED CREDITS                                             1,147

           TOTAL                                           $45,977

PAGE>
                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996

  There were no significant changes with regard to the Company's operations and mining plant during the quarter.

                       WINDSOR OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                    (in thousands, except as noted)
                                                                                                       July through
                                                                                                         September
                                                                                                           1996
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $    406
            Paid-in Capital (excluding item D)                                                              8,353
            Excess of Acquisition Cost Over Net Book Value                                                    172
                                                                                                            8,931
       B. Rate of Return Allowable per HCAR No. 22179:
            12.04% per annum, 3.01% per quarter (a)                                                         .0301

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $    269
            2. Year-to-Date                                                                              $    806

       D. Equity Investment for the month of December 1982                                               $  2,117

       E. Rate of Return Allowable per HCAR No. 22179:
            13.58% per annum, 3.395% per quarter                                                           .03395

       F. Earnings Allowable: (re investment in item D)
            1. Current Quarter                                                                           $     72
            2. Year-to-Date                                                                              $    216

       G. Total Earnings Allowable:
            1. Current Quarter (C.1. + F.1.)                                                             $    341
            2. Year-to-Date (C.2. + F.2.)                                                                $  1,022

       H. Net Income per Statement of Income                                                             $    341
            Add: Interest Charges                                                                               5
            Less: Nonoperating Income                                                                          42

       I. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    304
            2. Year-to-Date                                                                              $    981

 II. Coal Billing Calculation:
       A. Total Operating Expenses (b)                                                                   $ 19,630

       B. Add: Cost-of-Capital Billing Adder as Applied per I. 1. of Section I                                304

       C. Cost Applicable to Current Quarter Coal Billings                                                 19,934
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    4,100
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 15,834

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                131,981

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                          $119.97

(a)   HCAR No. 22179 pertains to only a portion of the equity investment ($7,497,000), however, the approved rate is being applied to Ohio Power Company's full equity investment, excluding retained earnings.
(b)   As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.
/TABLE

                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
               FOR THE QUARTER ENDED SEPTEMBER 30, 1996


                                                       (in thousands)

Direct Labor-UMW*                                          $   503
Indirect Labor-UMW*                                          1,509
Benefits-UMW*                                                1,244
Salaries and Benefits-Nonunion                               1,212
Operating Supplies                                             723
Repair Parts and Materials                                   1,339
Electricity and Other Utilities                                421
Outside Services-Maintenance, Haulage and Reclamation        1,218
Taxes Other Than Federal Income Taxes**                      1,249
Rental of Equipment                                            892
Depreciation, Depletion and Amortization                     1,772
Royalties                                                      225
Mining Cost Normalization***                                 5,359
Other Production Costs                                       1,985

Subtotal                                                    19,651

Transfers of Production Costs (to)/from Coal Inventory        (149)

          Total                                            $19,502

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the remainder of the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           September 30, 1996
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   634    $  -       $   634

Mining Structures and Equipment       47,787     24,714     23,073

Coal Interests (net of depletion)      1,609       -         1,609

Mine Development Costs                10,041      5,013      5,028

    Total Mining Plant
      in Service                     $60,071    $29,727    $30,344